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18006410

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coombe Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 RT 209
(No. and Street)

Wawarsing (City) New York (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Coombe III 845-647-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd. Suite 240-480 (Address) Marietta (City) GA (State) 30066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ED

OATH OR AFFIRMATION

I, Philip Coombe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coombe Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

President/CEO

Title

TABETHA M DONOHUE
NOTARY PUBLIC OF NEW YORK
COUNTY OF ULSTER
COMMISSION EXPIRES MAY 15, 2021
REGISTRATION NO. 01DO6358769

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

COOMBE FINANCIAL SERVICES, INC.
TABLE OF CONTENTS

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Coombe Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Coombe Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
February 26, 2018

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Coombe Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coombe Financial Services, Inc. (the Company) as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
February 26, 2018

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$ 19,092	
Securities owned, at fair value	26,057	
Accounts receivable	36,031	
Property and equipment, net	13,233	
Total assets		$ 94,413

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 25,431	
Due to stockholder	1,231	
Total liabilities		$ 26,662
Stockholder's equity		
Capital stock, par value 100 shares authorized, 25 shares issued and outstanding	5,000	
Additional paid-in capital	88,851	
Accumulated deficit	(26,100)	
Total stockholder's equity		67,751
Total liabilities and stockholder's equity		$ 94,413

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2017

Revenue		
Commissions, mutual funds & annuities	$ 333,026	
Gains on securities owned	7,392	
Realized loss on securities sold	(7,530)	
Other revenue	100,938	
Total revenue		$ 433,826
Expenses		
Salaries and costs for officers	85,294	
Other employee compensation and benefits	154,221	
Occupancy	40,432	
Commissions	93,822	
Professional fees	12,221	
Regulatory fees	5,410	
Other expenses	56,734	
Total expenses		448,134
Net Loss		$ (14,308)

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2017

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, January 1, 2017	25	$ 5,000	$ 63,851	$ (11,792)	$ 57,059
Stockholder's capital contribution	-	-	25,000	-	25,000
Net Profit (Loss)	-	-	-	(14,308)	(14,308)
Balance, December 31, 2017	25	$ 5,000	$ 88,851	$ (26,100)	$ 67,751

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
December 31, 2017

Cash flows from operating activities		
Net loss		$ (14,308)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 5,525	
Net loss on securities	138	
Amortization of deferred grant revenue	(2,554)	
Change in operating assets and liabilities:		
Increase in accounts receivable	(4,993)	
Increase in due to stockholder	1,231	
Decrease in accounts payable and accrued expenses	(1,411)	(2,064)
Net cash used by operating activities		(16,372)
Cash flows from investing activities		
Purchase of securities	(17,465)	-
Sale of securities	4,515	
Net cash used in investing activities		(12,950)
Cash flows from financing activities		
Stockholder's capital contribution	25,000	
Net cash provided by financing activities		25,000
Net decrease in cash		(4,322)
Cash, beginning of year		23,414
Cash, end of year		$ 19,092

The accompanying notes are an integral part of these financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company receives commission income for investment advisory and brokerage services related to customer investments in mutual funds, insurance and annuity contracts. Commission income and corresponding representative payouts are recorded on the trade date for mutual fund and annuity transactions and recorded as earned for advisory services, in accordance with the terms of investment company sales agreements, and insurance and annuity contracts.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2017. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Investments:

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2017, the Company's investment portfolio consisted of marketable equity securities classified as trading securities and are reported at their aggregate fair value with realized and unrealized gains and losses included in income. Realized gains and losses are determined using the specific identification method and are included in earnings in the year of sale.

Property and equipment:

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2017, the Company's Federal and New York State income tax returns for tax years 2013 and beyond remain subject to examination by the applicable taxing jurisdictions.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed up to and including the date financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2. Property and Equipment

Property and equipment consist of the following at December 31, 2017:

Computer equipment	$ 13,088
Furniture and fixtures	6,510
Leasehold improvements	31,063
	50,661
Accumulated depreciation	(37,428)
Total	$ 13,233

The Company recorded depreciation expense of $5,525 for the year ended December 31, 2017. In November, 2017 the company received verification from New York State Energy Research Development Authority (NYSERDA) and an opinion from a third-party CPA firm that a government grant awarded to the Company in 2013 toward the installation of leasehold improvements (solar panel system) and paid to the installer could not be clawed back. The grant amount was initially recorded as deferred revenue, a liability which was subsequently amortized to income over the assets estimated useful life. On December 31, 2017 the Company reduced the carrying value of the asset by the related deferred revenue liability balance; depreciation expense will be based on the reduced carrying value going forward. This had the effect of decreasing the deferred revenue by $29,302, reducing the carrying value of leasehold improvements by $29,302, and increasing the Net Capital of the Company by $29,302.

Note 3. Retirement Plans

The Company has adopted a 408(p) SIMPLE plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer contributions are at 3% of gross salary for qualified employees. Employer contributions to the plan for the year ended December 31, 2017 amounted to $4,714.

Note 4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $20,985, which is $15,985 in excess of its' required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital on December 31, 2017 was 1.27 to 1.

Note 5. Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2017 are as follows:

	Level 1	Level 2	Level 3	Total
Securities:				
Common stock, at fair value	$ 26,057	$ -	$ -	$26,057

Note 6. Related Party Transactions

The Company leases certain employees to Coombe, Bender & Co., LLC (a company related through common ownership) under an employee leasing agreement that terminated on January 31, 2016 that is currently operating on a month-to-month basis. The lease agreement calls for monthly payments based on a specified formula. Employee lease income for the year ended December 31, 2017 amounted to $96,000 and is included in other revenue on the statement of operations.

On July 1, 2014 the company entered into an expense sharing agreement with Coombe Bender & Co., LLC whereby the Company from time to time may directly pay for certain expenses actually incurred by the related party. The Company provides an invoice to the related party on a quarterly or more frequent basis listing the expenses it paid on behalf of the related party to be reimbursed. The expense sharing agreement also specifies that each party share equally in certain common expenses including but not limited to, research, equipment expense, technical support expense, telecommunications and computer expense, and miscellaneous administrative fees including postage and supplies. For 2017 the total amount of expenses paid by the Company and reimbursed by Coombe Bender & Co., LLC pursuant to the expense sharing agreement was $16,367.29. There were no payments to Coombe Bender & Co., LLC.

There were no amounts payable to or receivable from related parties as of December 31, 2017.

Note 7. Concentration of Risk

Credit Risk

The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 8. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the FINRA, which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during 2017.

Note 9. Commitments and Contingencies

The Company leases office space from its sole stockholder under an operating lease with the initial term beginning August 1, 2013 and ending July 31, 2015. The lease automatically renews for two-year terms unless canceled. Lease expense for the year ended December 31, 2017 amounted to $24,000 and is included in occupancy on the statement of income. The Company's future obligation under this lease is as follows:

Year ending December 31, 2018:	$24,000
Seven months ending July 31, 2019:	$14,000
Thereafter:	-
TOTAL	**$38,000**

The Company had no other commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

Note 10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 11. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles (GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are Incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from contracts with customers (Topic 606)," which provides new guidance on revenue recognition effective January 1, 2018. The Company does not expect the new standard to have a significant impact on its financial statements and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

SUPPLEMENTARY INFORMATION

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2017

NET CAPITAL		
Total stockholder's equity		$ 67,751
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days		
Accounts receivable, other non-allowable	$ 29,624	
Prepaid expenses	-	
Property and equipment, net	13,233	
Total non-allowable assets		42,857
Net capital before haircuts on securities		24,894
Less haircuts on securities		(3,909)
Net capital		$ 20,985
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 25,431	
Due to stockholder	1,231	
Total aggregated indebtedness		$ 26,662
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under Rule 15c3-1(a)(1)(i)		$ 1,778
Minimum net capital under Rule 15c3-1(a)(2)(i)		$ 5,000
Required minimum net capital (greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(i)		$ 5,000
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.27 to 1.

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTION FOR DETERMINING OF RESERVE REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2017

A computation of reserve requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1).

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1).

COOMBE FINANCIAL SERVICES
6872 ROUTE 209
P.O. BOX 333
WAWARSING, NEW YORK 12489
(845) 647-4800
Fax: (845) 647-7259 E-Mail: pcoombe@coombefinancial.com

NEW HORIZONS IN FINANCIAL MANAGEMENT

PHILIP COOMBE III, CFP®
CATHERINE COOMBE BENDER, CFP®

Assertions Regarding Exemption Provisions

We, as members of management of Coombe Financial Services, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k)(1) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the period from January 1, 2017 to December 31, 2017 without exception.

These exemption provisions include:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

(ii) The broker's or dealer's transactions as broker (agent) are limited to:
The sale and redemption of redeemable securities of registered investment companies or of interest or participation in an insurance company separate account, whether or not registered as an investment company.

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for securities for, or owe money or securities to, customers.

This broker-dealer firm met the identified exemption provisions in § 15c3-3(k) throughout the most recent fiscal year without exception.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Philip Coombe, III or Catherine Bender.

Philip Coombe III, CFP®, CTFA
President

2/12/18
Date

Catherine Coombe Bender, CFP®
Chief Compliance Officer

2/12/18
Date